LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

October 29, 2007

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cape Bancorp, Inc. Form S-1, filed September 19, 2007

File No. 333-146178

Dear Mr. Webb:

We are in receipt of your letter dated October 16, 2007 providing comments on the referenced filing for Cape Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

General

1.	Please include a prospectus for all the securities registered.

The Staff is supplementally advised that Cape Bancorp Inc. previously included a prospectus for all securities required to be registered, including the maximum number of shares of Cape Bancorp, Inc. common stock that can be exchanged for outstanding stock of Boardwalk Bancorp, Inc. as well as Boardwalk Bancorp, Inc. stock options that are exercisable prior to the consummation of the merger. In addition, a prospectus supplement for the common stock of Cape Bancorp, Inc. to be purchased by the Cape Savings Bank 401(k) Plan is included in this filing.

2.	Please provide the staff with the Janney Montgomery Scott board book for the transaction.

The Janney Montgomery Scott board book relating to the merger will be provided to the Staff supplementally under a separate cover letter.

Mr. Mark Webb

October 29, 2007

3.	Securities are offered pursuant to prospectuses, not proxy statements. Several times you refer to a proxy statement, for example, on the cover page, when a reference to a prospectus would be more appropriate.

The prospectus has been revised in response to the Staff’s comment. Please see the cover page.

Summary

Acquisition of Boardwalk Bancorp, page 2

4.	Please confirm that Boardwalk did not provide financial projections to Cape Savings Bank.

Boardwalk Bancorp confirms that it did not provide financial projections to Cape Savings Bank.

After-Market Stock Price Performance Provided by Independent Appraiser, page 7

5.	Please delete the Average and Median numbers from the “Through August 31, 2007” column.

The Average and Median numbers have been deleted in the above-referenced table in response to the Staff’s comment. Please see page 7.

Purchases and Stock Elections by Directors and Executive Officers, page 16

6.	Revise this section to include the percentage of shares that Cape Bancorp officers and directors will own at the minimum of the range. Additionally, disclose the percentage of shares to be owned by current directors of Boardwalk Bancorp at the minimum of the range assuming they receive the maximum 678,569 shares. Please also disclose whether the calculation of 678,569 shares includes any shares that may be acquired upon the exercise of stock options and converted to Cape Bancorp shares.

The prospectus has been revised in “—Purchases and Stock Elections by Directors and Executive Officers” to disclose the percentage of shares that Cape Bancorp officers and directors will own at the minimum of the range. Additionally, the prospectus has been revised to disclose the percentage of shares to be owned by current directors of Boardwalk Bancorp at the minimum of the range assuming they receive the maximum 678,498 shares and the inclusion of stock options in that calculation. Please see page 16.

Mr. Mark Webb

October 29, 2007

Risk Factors

General

7.	The purpose of the Risk Factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the Company to offer assurances. However, you make reference to the Company’s inability to offer assurances as to the following: (a) the banking franchise’s value, (b) the price of the common stock, and (c) the tax-exempt status of the charitable foundation. Instead of stating the Company’s inability to make assurances, please revise these portions of the Risk Factors section to merely state the material risks that exist due to the uncertainties addressed.

Each of the above-referenced Risk Factors has been revised in response to the Staff’s comment. Please see pages 20 and 22.

Subscribers who purchase shares in the offering…page 20

8.	Please disclose the dilution rate purchasers in the offering would experience at the minimum of the offering range as a result of the issuance of the merger shares.

The prospectus has been revised to disclose the dilution rate purchasers in the offering would experience at the minimum of the offering range as a result of the issuance of the merger shares. Please see page 20.

Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Acquisition, page 40

9.	Please tell us why the fair value adjustments related to the December 31, 2006 balances referred to in note 1 were calculated using June 30, 2007 market rates and balances as opposed to December 31, 2006.

The Staff is supplementally advised that the fair value adjustments were calculated as of June 30, 2007, using financial information and market rates as of that date. These adjustments were also applied to the December 31, 2006 balance sheet and income statement for several reasons. First, the composition of assets and liabilities reported by Boardwalk Bancorp on its balance sheet did not change significantly between December 31, 2006 and June 30, 2007, so the differences in the fair value adjustments between the two dates would not have been significant. Second, because they utilized the most current information, the June 30, 2007 fair value adjustments provide a better estimate of the fair value adjustments that will be recorded at closing, thus providing the more meaningful disclosure. And third, the process of collecting the detailed asset and liability maturity, duration, and repricing information required to prepare fair value adjustments on a historical basis is impractical.

Mr. Mark Webb

October 29, 2007

Pro Forma Unaudited Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2007, page 55

10.	Please revise here and in your other pro forma information to include an offering adjustment to record estimated stock-based incentive plan expense and stock option plan expense since these plans are expected to have a continuing impact on the statement of operations.

The stock-based incentive plan and the stock option plan must be approved by stockholders at least six months after closing. The dollar amount of the stock-based incentive plan and the exercise price of the stock options (and the valuation of options pursuant to the Black-Scholes model) will be dependent on the share price at that future date. Although these plans are expected to have a continuing impact on the statement of operations, because their impact is dependent upon a future (unknown) stock price, any such adjustment was considered to be not factually supportable and thus was excluded from the pro forma statements of income pursuant to Rule 11-02 of Regulation S-X.

11.	In note 4 on page 56, you sate that you have recorded a purchase accounting adjustment related investment securities available for sale. It appears that the adjustment relates to investment securities held to maturity. Please revise or advise us.

As of June 30, 2007, all investment securities of Boardwalk Bancorp were held as available-for-sale. Footnote 4 on page 72 correctly indicates the adjustment as being related to available-for-sale securities (similar disclosure is provided in footnote 4 on page 76). The yield adjustment for this item reflects accretion of the difference between market value and face value for the securities. The parallel disclosure for the December 31, 2006 pro forma income statements (footnote 4 on page 74 and 78) reflects that Boardwalk Bancorp held investment securities at December 31, 2006 in both available-for-sale and held-to-maturity status.

Additional Pro Forma Data, page 63

12.	Please tell us why you have included this additional pro forma data and tell us how you considered whether your pro forma adjustment related to interest income on net investable proceeds is permissible by Rule 11-02 of Regulation S-X.

Rule 11-12 of Regulation S-X specifies inclusion of pro forma condensed balance sheet, pro forma condensed statement of income and accompanying explanatory

Mr. Mark Webb

October 29, 2007

notes. The additional pro forma data, showing per share calculations at certain points in the offering range, is not one of the disclosures governed by Regulation S-X. The additional pro forma data generally reflects the valuation adjustments applied in the pro forma calculations of the independent appraisal, including the pro forma adjustment related to interest income on net investable proceeds. As such, the additional pro forma data provides meaningful disclosure. Substantially all similar conversion transactions have included the additional pro forma data, substantially in the form included beginning on page 79, in their disclosure. Finally, the accounting divisions of the banking regulators would require such disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cape Bancorp, page 73

General – Allowance for Loan Losses

13.	Please revise to disclose the following related to your allowance for loan losses:

a.	Describe and quantify each element of your allowance, including specific and general allocations;

b.	Discuss the estimates used in determining the specific elements of the allowance;

c.	Describe the basis for estimating the impact of environmental factors, such as local and national economic conditions and trends in delinquencies and losses and whether you modify loss factors or establish a separate allowance element for these factors.

Additional information is available in Section II.P. of the November 30, 2006 Current Accounting and Disclosures Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

The prospectus has been revised in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cape Bancorp-General-Allowance for Loan Losses” in response to the Staff’s comment. Please see pages 90-91.

Mr. Mark Webb

October 29, 2007

General – Provision for Loan Losses

14.	Please revise to explain the period-to-period changes in specific elements of the allowance. Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

Refer to additional information available in Section II.P. of the November 30, 2006 Current Accounting and Disclosures Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

The prospectus has been revised in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cape Bancorp-General-Allowance for Loan Losses” in response to the Staff’s comment. Please see pages 90-91.

Business of Cape Bancorp, Inc. and Cape Savings Bank

Non-Performing Assets, page 103

15.	State the amount of interest income on the non-accrual loans that was included in net income for the periods stated. See Instruction (2) to Item III.C.1 of Industry Guide 3.

The “Business of Cape Bancorp, Inc. and Cape Savings Bank—Non-Performing and Problem Assets—Non-Performing Assets” disclosure has been revised to state that no interest income on non-accrual loans was included in net income for the periods stated. Please see page 119.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boardwalk Bancorp, page 116

General – Industry Guide III Disclosures

16.	Please revise to present the disclosures required by Industry Guide III of Regulation S-K for all required periods as described in the General Instructions. For example, please disclose:

a.	The investment information required in section II.A for three years;

b.	The loan portfolio information required in section III.A and III.C for five years;

c.	The summary of loan loss experience information required in section IV.B for five years;

d.	The short term borrowings information required in section VII for three years.

Mr. Mark Webb

October 29, 2007

The prospectus has been revised in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boardwalk Bancorp” to expand the above-referenced tables for the periods required by Industry Guide 3 of Regulation S-K. Please see pages 164, 168, 169, 170 and 173.

Average Balances, Yields and Interest Income and Expense Summary, p. 140

17.	You indicate that the ratio of average interest earning assets to average interest bearing liabilities (“IEA/IBL”) was 108.75% as of December 31, 2006. The Appraisal indicates that the IEA/IBL is currently 100%. Please describe the reason(s) for the decline from 108.75% to 100.0%

The IEA/IBL of 108.75% as of December 31, 2006 reflects Boardwalk Bancorp, Inc. on a stand-alone basis. The reference in the appraisal to a IEA/IBL of 100% reflects the pro forma combined balance sheet with merger-related adjustments. Both ratios are accurate for their intended purposes.

Provision for Loan Losses, page 145

18.	Please revise to explain the period-to-period changes in specific elements of the allowance. Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

Refer to additional information available in Section II.P. of the November 30, 2006 Current Accounting and Disclosures Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

The “—Provision for Loan Losses” disclosure has been revised in response to the Staff’s comment. Please see page 161.

Mr. Mark Webb

October 29, 2007

Compensation Discussion and Analysis, page 167

19.	The Summary Compensation Table on page 177 indicates that each named executive officer received a bonus award in 2006. Please revise the Compensation Discussion and Analysis section to specifically address how these amounts were calculated. In particular, state the criteria satisfied by the Company and/or by each named executive officer which entitled him or her to the bonus compensation. Please also discuss the factors used to determine the number of phantom restricted shares and phantom incentive stock options awarded to the select group of officers. Furthermore, please discuss any material changes to the compensation program in 2007, including any changes to objective performance criteria. Please refer to Item 402(b) of Regulation S-K.

The “Compensation Discussion and Analysis” disclosure has been revised in response to the Staff’s comments. Please see pages 187-189.

Executive Compensation

General

20.	Please provide, in tabular format, grants of plan-based awards that have been made to the named executive officers. Refer to Item 402(d) of Regulation S-K.

Please note that Cape Savings Bank made no grants of plan-based awards in fiscal year 2006, therefore, no table is included in the prospectus.

Employment Agreements, page 177

21.	Please quantify the estimated payments and benefits that would be provided to each named executive officer upon separation from the Company. Please refer to Item 402(j)(2) of Regulation S-K.

The prospectus has been revised to quantify the estimated payments and benefits that would be provided to each named executive officer upon separation from the Company. Please see pages 199-200.

22.	Please describe whether severance payments and benefits are conditioned upon compliance with the non-compete agreement mentioned on page 178. Please refer to Item 402(j) of Regulation S-K.

The prospectus has been revised to disclose whether severance payments and benefits are conditioned upon compliance with the non-compete agreements. Please see page 198.

Mr. Mark Webb

October 29, 2007

Change in Control Agreements, page 180

23.	Revise this section, or the Compensation Discussion and Analysis, to discuss how the Company determined that the size of the post-termination payments were appropriate. Please refer to Item 402(j) and 402(b) of Regulation S-K.

The prospectus has been revised in the “—Change in Control Agreement” section to disclose how the Company determined that the size of the post-termination payments were appropriate. Please see page 201.

Employee Stock Ownership Plan, page 186

24.	Please add a sentence to the last paragraph of this section stating that the compensation expense resulting from commitments of shares to be released from the suspense account will reduce the Company’s earnings.

The prospectus has been revised in the “—Employee Stock Ownership Plan” section to disclose that the compensation expense resulting from commitments of shares to be released from the suspense account will reduce the Company’s earnings. Please see page 207.

Transactions with Directors and Management, page 188

25.	Please confirm that no discounted mortgages have been made to officers and directors and their family members.

No discounted mortgages have been made to directors and their family members but officers do participate in Cape Savings Bank’s employee loan program, as do all employees of Cape Savings Bank. Disclosure has been added to “Transactions with Directors and Management” to detail these loans. Please see page 209.

Material Income Tax Consequences, page 237

26.	Item 8 of the enumerated material federal income tax consequences states a “more likely than not” level of certainty. Please explain why there is uncertainty regarding the basis stockholders will have in the Cape Bancorp common stock. Also, please provide risk factors and/or other appropriate disclosure setting forth the risks to investors.

The prospectus has been revised in the “—Material Income Tax Consequences” section to disclose why there is some uncertainty regarding the basis stockholders will have in the Cape Bancorp common stock. Please see page 259. Given the disclosure that (1) the Internal Revenue Services does not issue rulings concerning

Mr. Mark Webb

October 29, 2007

whether subscription rights have a market value and (2) the Internal Revenue Service has not previously issued a ruling that the conversion is a taxable transaction to eligible account holders, supplemental account holders or voting depositors of Cape Savings Bank, the Company believes no additional risk factor disclosure is warranted.

Consolidated Financial Statements of Boardwalk Bancorp, Inc. and Subsidiary

Note 3 – Investment and Mortgage-Backed Securities, page G-13

27.	Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of each balance sheet date presented. Refer to paragraph 21 of EITF 03-1.

Boardwalk Bancorp, Inc. has revised Note 3 in response to the Staff’s comment. Please see page G-14.

Prospectus Cover Page to “Preliminary Proxy Statement of Boardwalk Bancorp, Inc.”

28.	Please include the number of shares of Cape Bancorp common stock that will be issued to Boardwalk Bancorp shareholders in the merger. Refer to Item 501(b)(2) of Regulation S-K.

The Prospectus Cover Page to “Preliminary Proxy Statement of Boardwalk Bancorp, Inc.” has been revised to include the number of shares of Cape Bancorp common stock that will be issued to Boardwalk Bancorp shareholders in the merger.

Opinion of Boardwalk Bancorp’s Financial Advisor, page 258

29.	Please indicate the amount of compensation Janney has received from Boardwalk during the previous two years.

The “—Opinion of Boardwalk Bancorp’s Financial Advisor” has been revised in response to the Staff’s comment.

Mr. Mark Webb

October 29, 2007

Exhibits

Exhibit 5

30.	Please revise the opinion to include counsel’s determination as to whether the securities are “duly authorized.”

Exhibit 5 to the registration statement has been revised in response to the Staff’s comment.

Exhibit 8

31.	For Item 1, under the heading “With regard to the Merger,” remove the statement, “Provided the Merger qualifies as a statutory merger.”

Exhibit 8 to the registration statement has been revised in response to the Staff’s comment.

32.	You may limit reliance on your opinion with regard to purpose, but not person. Please revise.

Exhibit 8 to the registration statement has been revised in response to the Staff’s comment.

If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2009.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

Enclosures